Exhibit 99.1

Banco Santander Chile 1Q19 Earnings Report April 30, 2019

Contents Page 01 Important Information 24 Annex 1: Balance Sheet 02 Section 1: Key Consolidated Data 25 Annex 2: YTD Income Statements 03 Section 2: Summary of Results 26 Annex 3: Quarterly Income Statements 08 Section 3: YTD Results by Reporting Segment 27 Annex 4: Quarterly Evolution of Main Ratios and Other 09 Section 4: Loans, Funding and Information Capital 13 Section 5: Analysis of Quarterly Income Statement 22 Section 6: Credit Risk Ratings 23 Section 7: Share Performance CONTACT INFORMATION Investor Relations Department Banco Santander Chile Bandera 140 Floor 19 Santiago, Chile Tel: (562) 2320-8284 Email: irelations@santander.cl Website: www.santander.cl

Important information Banco Santander Chile cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance. Note: the information contained in this presentation is not audited and is presented in Chilean Bank GAAP which is similar to IFRS, but there are some differences. Please refer to our 2018 20-F filed with the SEC for an explanation of the differences between Chilean Bank GAAP and IFRS. Nevertheless, the consolidated accounts are prepared on the basis of generally accepted accounting principles. All figures presented are in nominal terms. Historical figures are not adjusted by inflation. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Santander

Section 1: Key consolidated data

Balance Sheet (Ch$mn)	Mar-19	Mar-18	Change (%)
Total assets	39,667,565	36,433,862	8.9%
Gross customer loans	30,600,260	28,344,394	8.0%
Customer deposits	21,462,046	20,144,383	6.5%
Customer funds	27,278,700	25,531,026	6.8%
Total shareholders' equity	3,321,798	3,169,855	4.8%

Income Statement (YTD)	Mar-19	Mar-18	Change (%)
Net interest income	322,701	346,715	(6.9%)
Net fee and commission income	70,675	75,494	(6.4%)
Net operating profit before provisions for loan losses	437,377	451,737	(3.2%)
Provision for loan losses	(76,274)	(75,405)	1.2%
Op expenses excluding impairment and other op. exp.	(180,056)	(170,851)	5.4%
Operating income	166,882	195,521	(14.6%)
Income before tax	167,805	196,346	(14.5%)
Net income attributable to equity holders of the Bank	125,430	151,016	(16.9%)

Profitability and efficiency	Mar-19	Mar-18	Change bp
Net interest margin (NIM) [1]	3.9%	4.5%	(61)
Efficiency ratio[2]	42.5%	38.7%	387
Return on avg. equity	15.3%	19.4%	(406)
Return on avg. assets	1.3%	1.7%	(39)
Core Capital ratio	10.8%	11.1%	(30)
BIS ratio	13.6%	14.0%	(36)
Return on RWA	1.6%	2.1%	(50)

Asset quality ratios (%)	Mar-19	Mar-18	Change bp
NPL ratio[3]	2.0%	2.3%	(29)
Coverage of NPLs ratio [4]	127.4%	122.9%	453
Cost of credit[5]	1.0%	1.1%	(8)

Structure (#)	Mar-19	Mar-18	Change (%)
Branches	380	379	0.3%
ATMs	926	948	(2.3%)
Employees	11,280	11,444	(1.4%)

Market capitalization (YTD)	Mar-19	Mar-18	Change (%)
Net income per share (Ch$)	0.67	0.80	(16.9%)
Net income per ADR (US$)	0.39	0.53	(26.1%)
Stock price (Ch$/per share)	51.19	50.88	0.6%
ADR price (US$ per share)	29.75	33.51	(11.2%)
Market capitalization (US$mn)	14,016	15,855	(11.6%)
Shares outstanding (millions)	188,446.1	188,446.1	--%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.1	--%

1. NIM = Net interest income annualized divided by interest earning assets.
2. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.
3. Capital + future interest of all loans with one installment 90 days or more overdue divided by total loans.
4. Loan loss allowance divided by Capital + future interest of all loans with one installment 90 days or more overdue.
5. Provision expense annualized divided by average loans.

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Section 2: Summary of results1 Net income attributable to shareholders totaled Ch$125,430 million with ROAE of 15.3% Net income attributable to shareholders in 1Q19 totaled Ch$125,430 million (Ch$0.67 per share and US$0.39 per ADR), decreasing 19.9% compared to 4Q18 (from now on QoQ) and decreasing 16.9% compared to 1Q18 (from now on YoY). ROAE in 1Q19 was 15.3%. The Bank’s lower result was mainly due to the low inflation rate in the quarter. This was partially mitigated by loan growth, positive evolution of asset quality, as well as an increase of 6.1% QoQ and 10.9% YoY of non-interest income (fees and treasury income), reflecting the overall positive business environment that continues in the Chilean market. As the year progresses, we expect ROEs to recover given positive business growth, higher inflation rates and a stable rate outlook. 3-year investment plan totaling US$380 million for 2019-2021 announced The Bank has announced a 3-year investment plan totaling US$380 million for 2019-2021 assigned for digital transformation, investment in cyber security (US$25 million for 2019) and to increase access of unbanked clients to financial services mainly through digital transactional products. In this regard, the Bank announced its intentions to enter the acquiring business in 2020 with the aim of significantly modernizing and expanding the access of SMEs to POS terminals. In 2Q19 the Bank will also launch a new prepaid card, Superdigital, which aims to give the unbanked population greater access to the digital economy, enabling them to make online purchases. We calculate that 70% of small commerce in Chile do not have a POS and that 4 million people in the workforce do not have a credit card. Expansion into the automotive financing business announced In order to enter the fast growing auto loan business, in March 2019 the Bank announced it has entered into an agreement with SKBergé Financiera S.A. to acquire its 49% share ownership in Santander Consumer Chile S.A., for Ch$59,063 million. Currently, Banco Santander S.A. (Spain), parent company of the Bank owns 51% of the shares of Santander Consumer Chile S.A., and the remaining 49% is owned by SKBergé Financiera S.A. The final outcome of the operation will depend on the conclusion of the contractual agreements and the time it takes to achieve the necessary regulatory authorizations. At the end of 2018, Santander Consumer S.A. obtained a net profit of Ch$10,996 million and ranked second in the new car financing industry. Meanwhile, Return on Equity (ROE) reached 20% in 2018. As of December 31, 2018, the total loan book of Santander Consumer Chile was Ch$388,425 million. 1.The information contained in this report is unaudited and is presented in accordance with Chilean Bank GAAP as defined by the Superintendency of Banks of Chile (SBIF).

Loan growth driven by Individuals and Middle-market in the quarter Total loans increased 8.0% YoY and 1.1% QoQ, led by retail banking and the Middle-Market and offset by a fall in low yielding Corporate loans. In 1Q19, Loans to individuals increased 1.4% QoQ and 9.6% YoY. Consumer loans increased 7.1% YoY and 0.9% QoQ. The growth of consumer loans was mainly driven by loans to high-income earners which grew 1.7% QoQ. Loans in the Santander Life group of products also expanded 21% during the year. Mortgage loans continued to grow healthily and increased 1.8% QoQ and 11.5% YoY. The Bank also maintained the loan-to-value ratio at origination below 80%. Middle-market loans grew 2.5% QoQ and 13.0% YoY with the positive growth of investment driving loan growth in this segment. Loans to SMEs increased 2.7% YoY and decreased 0.8% QoQ. The Bank continues to maintain a conservative stance regarding loan growth in this segment by focusing our lending to larger, less risky SMEs while increasing transactional services for all of our SME clients that will generate non-lending revenues. We expect an acceleration of loan growth in these two segments during the rest of the year, in line with our expectations for the economy. Loans in SCIB decreased 5.4% in the quarter, leading to a YoY decrease of 15.7%. However SCIB’s overall contribution to income increased by 17.6% with a strong rise in non-interest revenue while optimizing capital usage. Active management of funding costs to limit impact of rising rates and low inflation in 1Q19 In 1Q19, the Bank’s funding strategy was centered on minimizing the impact of the lower inflation and higher interest rate environment. Total deposits increased 6.5% YoY and decreased 1.6% QoQ. In 1Q19, time deposits grew 8.1% YoY and decreased 1.0% QoQ. In the first quarter of 2019, the Central Bank raised the short term interest rate by 25 bp to 3% despite a low inflationary environment. Therefore, the Bank focused on controlling the cost of funding, leading once again our peers in nominal peso deposit costs. Moreover, the Bank achieved record low spreads in the bond market in the period, as long and medium term rates declined heavily in the quarter. The Bank also continues to maintain healthy liquidity levels with the LCR ratio at 125.8% and the NSFR at 108.8% as of March 31, 2019. Lower margin due to low inflation and rising interest rates In 1Q19, Net interest income, NII, decreased 9.8% QoQ and 6.9% YoY. As a reminder, the Bank is asset sensitive to inflation, since the Bank has more assets than liabilities linked to inflation. The Bank is also liability sensitive to short-term rates, since the Bank’s deposits are mainly comprised of nominal peso, which have a shorter duration than interest earning assets. During the quarter, the variation of the UF2 was 0.0% in the quarter compared to 0.8% in 4Q18 and 0.6% in 1Q18 contributed to a lower interest earning assets yield. At the same time, the Central Bank also 2 UF or Unidad de Fomento, an inflation indexed unit used in Chile increased its policy rate by 25bp in January, despite the lower inflation. As a result, the Bank’s NIM in 1Q19 was 3.9%, lower than the 4.4% in 4Q18 and 4.5% in 1Q18. As the year progresses, the acceleration of growth in higher yielding retail loans, a normalization of inflation rates, along with stable interest rates should help raise margins in coming quarters. We are expecting UF inflation rates of approximately 0.7%-0.8% per quarter and a stable monetary policy rate of 3% until year-end. This outlook is subject to modifications depending on possible future changes to our inflation and GDP growth forecast. Positive evolution of asset quality in the quarter During the quarter provisions increased 1.2% compared to 1Q18 and 4.1% compared to 4Q18. Cost of credit in 1Q19 remained stable at 1.0%. The impaired loan ratio also remained stable at 5.9% and the total NPL ratio improved to 2.0% as of March 31, 2019. The total Coverage ratio improved to 130.6% in the quarter. The Bank’s NIM, net of cost of credit was 3.0% in 1Q19 as stable asset quality and cost of credit partially mitigated the weaker margins in the quarter. NPLs1 & Cost of Credit2 2.3% 2.2% 2.2% 2.1% 2.1% 1.1% 1.1% 1.3% 1.0% 1.0% 1Q18 2Q18 3Q18 4Q18 1Q19 NPLs Cost of credit (1) NPL= Non-performing loans, defined as the total outstanding gross amount of loans with at least one installment 90 days or more overdue. (2) Cost of credit = Annualized provision for loan losses / quarterly average total loans. Averages are calculated using monthly figures. Non-interest income up 6.1% QoQ and 10.9% YoY partially offsetting lower margins In 1Q19, non-interest income (fee income plus financial transactions, net) increased 6.1% QoQ and 10.9% YoY, partially offsetting the lower NIM in the quarter. This was mainly due to positive client revenues in fee income and our Treasury business. Fee income increased 4.8% compared to 4Q18 and decreased 6.4% compared to 1Q18. The positive QoQ growth of fees was mainly driven by fees from retail banking, with growth being driven by credit card fees that increased 9.8% QoQ, checking account fees that increased 1.4% QoQ and debit and ATM fees that increased 21.8% QoQ. The lower fees compared to 1Q18 was mainly due to lower collection of insurance fees due to a change in methodology for estimating refund of insurance premiums collected and lower fees from ATM usage. The Bank has been actively eliminating and relocating ATMs that have a low profitability in order to produce cost efficiencies and push the use of digital payment methods. Results from Total financial transactions, net was a gain of Ch$38,845 million in 1Q19, an increase of 67.3% compared to 1Q18 and an increase of 8.6% compared to 4Q18. Demand for Client treasury services such as Debt Capital Markets and Market Making continued to perform well. At the same time, and even though short-term rates increased in the quarter, medium and long-term rates came down. The Bank’s fixed income portfolio, mainly comprised of Chilean Central Bank and sovereign bonds, as well as US treasuries, benefitted as a result of this flattening of the yield curve in the quarter, resulting in a rise in realized mark-to-market gains. Costs rise 5.4% due to investments and implementation of IFRS 16 In 1Q19, operating expenses increased 5.4% YoY and decreased 1.8% QoQ with the Bank’s efficiency ratio reaching 42.5% in 1Q19 compared to 38.7% in the same period of last year. The QoQ decline is mainly due to seasonal factors. The YoY increase in costs was mainly due to the various initiatives that the Bank has been implementing to improve productivity through digitalization, higher severance costs and the net effect of the implementation of IFRS 16 in the quarter. IFRS 16 increased depreciation costs by Ch$7.8 billion and reduced administrative expenses by Ch$7.3 billion with a net effect of Ch$500 million in the quarter. Going forward we expect cost growth for the year to stabilize at ~4%.

Santander

Summary of Quarterly Results

	Quarter			Change %	
(Ch$mn)	1Q19	4Q18	1Q18	1Q19/1Q18	1Q19/4Q18
Net interest income	322,701	357,601	346,715	(6.9%)	(9.8%)
Net fee and commission income	70,675	67,438	75,494	(6.4%)	4.8%
Total financial transactions, net	38,845	35,770	23,221	67.3%	8.6%
Provision for loan losses	(76,274)	(73,283)	(75,405)	1.2%	4.1%
Operating expenses (excluding Impairment and Other operating expenses)	(180,056)	(183,423)	(170,851)	5.4%	(1.8%)
Impairment, Other op. income & expenses	(9,009)	(2,705)	(3,653)	146.6%	233.0%
Operating income	166,882	201,398	195,521	(14.6%)	(17.1%)
Net income attributable to shareholders	**125,430**	**156,644**	**151,016**	**(16.9%)**	**(19.9%)**
Net income/share (Ch$)	0.67	0.83	0.80	(16.9%)	(19.9%)
Net income/ADR (US$)[1]	0.39	0.48	0.53	(26.1%)	(17.8%)
Total loans	**30,600,260**	**30,282,023**	**28,344,394**	**8.0%**	**1.1%**
Deposits	**21,462,046**	**21,809,236**	**20,144,383**	**6.5%**	**(1.6%)**
Shareholders' equity	3,321,798	3,239,546	3,169,855	4.8%	2.5%
Net interest margin	3.9%	4.4%	4.5%		
Efficiency ratio[2]	42.5%	40.0%	38.7%		
Return on equity[3]	15.3%	19.8%	19.4%		
NPL / Total loans[4]	2.0%	2.1%	2.3%		
Coverage NPLs[5]	127.4%	126.1%	122.9%		
Cost of credit[6]	1.0%	1.0%	1.1%		
Core Capital ratio[7]	10.8%	10.6%	11.1%		
BIS ratio[8]	13.6%	13.4%	14.0%		
Branches	380	380	379		
ATMs	926	910	948		
Employees	11,280	11,305	11,444		

1. The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate (Exchange rate for the last trading day of the quarter taken from the Central Bank of Chile) for each period.
2. Efficiency ratio: Operating expenses excluding impairment and Other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus Other operating expenses.
3. Return on average equity: annualized quarterly net income attributable to shareholders divided by Average equity attributable to shareholders in the quarter. Averages calculated using monthly figures.
4. NPLs: Non-performing loans: total outstanding gross amount of loans with at least one installment 90 days or more overdue.
5. Coverage NPLs: loan loss allowances (1Q19 and 4Q18 adjusted to include the additional provision of Ch$20,000 million) divided by NPLs.
6. Cost of credit: annualized provision for loan losses divided by quarterly average total loans. Averages calculated using monthly figures
7. Core capital ratio = Shareholders' equity divided by risk-weighted assets according to SBIF BIS I definitions.
8. BIS ratio: regulatory capital divided by RWA.

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Santander

Section 3: YTD Results by reporting segment

Net contribution from business segments down 2.0% YoY

Year to date results

	Retail Banking[1]	Middle market[2]	SCIB[3]	Total segments[4]
Net interest income	230,796	68,939	22,398	322,133
Change YoY	(1.0%)	4.7%	(5.3%)	(0.2%)
Net fee and commission income	57,166	9,914	7,584	74,664
Change YoY	(3.4%)	9.2%	(27.7%)	(5.2%)
Core revenues	**287,962**	**78,853**	**29,982**	**396,797**
Change YoY	**(1.5%)**	**5.3%**	**(12.2%)**	**(1.1%)**
Total financial transactions, net	5,879	4,279	19,250	29,408
Change YoY	16.4%	37.4%	155.4%	87.3%
Provision for loan losses	(68,263)	(10,095)	(318)	(78,676)
Change YoY	(7.8%)	400.0%	96.3%	3.2%
Net operating profit from business segments[5]	**225,578**	**73,037**	**48,914**	**347,529**
Change YoY	**1.0%**	**(3.9%)**	**17.8%**	**2.0%**
Operating expenses[6]	(137,707)	(22,756)	(17,196)	(177,659)
Change YoY	5.0%	5.2%	18.2%	6.2%
Net contribution from business segments[7]	**87,871**	**50,281**	**31,718**	**169,870**
Change YoY	**(4.7%)**	**(7.5%)**	**17.6%**	**(2.1%)**

1. Retail consists of Individuals and SMEs with annual sales below Ch$1,200 million.
2. Middle-market is made up of companies with annual sales exceeding Ch$1,200 million. It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry with annual sales exceeding Ch$800 million.
3. Santander Corporate & Investment Banking: consists of foreign and domestic multinational companies with sales over Ch$10,000 million. Formerly called GBM
4 Excludes the results from Corporate Activities, which includes, among other items, the impact of inflation on results, the impact of movements in the exchange rate in our provision expense and the results from our liquidity portfolio.
5. Net op. profit is defined as Net interest income + Net fee and commission income + Total financial transactions - Provision for loan losses.
6. Operating expenses = Personnel expenses +Administrative expenses + Depreciation.
7. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

Net contribution from our business segments decreased 2.1% YoY in 3M19 compared to the same period of 2018. This was mainly due to a decrease in margins caused, in part, by the increase in short term interest rates on the segments' funding costs. This was only partially offset by higher non-interest income and a favorable evolution of the cost of credit. Operating expenses in our business segments also increased 6.2% YoY due to higher costs in digital and branch innovations.

The net contribution from Retail banking decreased 4.7% YoY. Net operating profit rose 1.0% as the lower growth of core revenues was offset by client treasury revenue and a lower cost of credit. Operating expenses in this segment were controlled, increasing 5.0% due to investments in WorkCafé openings and other digital initiatives.

Net contribution from the Middle-market decreased 7.5% YoY in 3M19. Core revenues in this segment grew 5.3%, led by a 4.7% increase in net interest revenue due to increasing loan volumes in this segment of 13.0%. This was offset by higher provision expense in the quarter.

Net contribution from the SCIB increased 17.6% YoY in 3M19. Net operating profit increased 17.8%. Strong Client Treasury results in the quarter more than offset the decline in core revenues. The movement of client treasury

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revenue, which usually makes up the bulk of our treasury income, reflects the demand on behalf of clients for treasury products.

Section 4: Loans, funding and capital

Loans

Loan growth remains steady across all of our target segments

Total loans increased 8.0% YoY and 1.1% QoQ, led by retail banking and the Middle-Market and offset by a fall in low yielding Corporate loans.

Loans by segment

	YTD			Change %	
(Ch$mn)	1Q19	4Q18	1Q18	1Q19/1Q18	1Q19/4Q18
Total loans to individuals[1]	**17,150,134**	**16,921,496**	**15,650,246**	**9.6%**	**1.4%**
Consumer loans	4,920,318	4,876,289	4,595,908	7.1%	0.9%
Residential mortgage loans	10,335,335	10,150,981	9,269,711	11.5%	1.8%
SMEs	**3,832,920**	**3,865,141**	**3,730,718**	**2.7%**	**(0.8%)**
Retail banking	**20,983,054**	**20,786,637**	**19,380,964**	**8.3%**	**0.9%**
Middle-market	7,885,255	7,690,380	6,975,218	13.0%	2.5%
Corporate & Investment banking (SCIB)	1,590,697	1,681,697	1,886,261	(15.7%)	(5.4%)
Total loans[2 3]	**30,600,260**	**30,282,023**	**28,344,394**	**8.0%**	**1.1%**

1. Includes consumer loans, residential mortgage loans and other commercial loans to individuals.
2. Total loans gross of loan loss allowances. Total loans include other non-segmented loans and includes interbank loans. See Note 4 of the Financial Statements.
3. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

In 1Q19, **Loans to individuals** increased 1.4% QoQ and 9.6% YoY. **Consumer loans** increased 7.1% YoY and 0.9% QoQ. The growth of consumer loans is mainly driven by loans to high-income earners which grew 1.7% QoQ. Our Santander Life program continues to grow with over 43,000 credits cards issued and a total loan amount of more than Ch$ 31,000 million, increasing 21% during the year. Asset quality in consumer lending continued to improve (See Asset Quality) widening our appetite for growth in this product as demand picks up during the year.

In order to enter the fast growing auto loan business, in March 2019 the Bank announced it entered into an agreement with SKBergé Financiera S.A. to acquire its 49% share ownership in Santander Consumer Chile S.A., for Ch$59,063 million. Currently, Banco Santander S.A. (Spain), parent company of the Bank owns 51% of the shares of Santander Consumer Chile S.A., and the remaining 49% is owned by SKBergé Financiera S.A. The final outcome of the operation will depend on the conclusion of the contractual agreements and the time it takes to achieve the necessary regulatory authorizations. At the end of 2018, Santander Consumer S.A. obtained a net profit of Ch$10,996 million. Meanwhile, Return on Equity (ROE) reached 20% in 2018. As of December 31, 2018, the total loan book of Santander Consumer Chile was Ch$388,425 million, mainly to middle-income clients.

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Santander

Mortgage loans continued to grow healthily and increased 1.8% QoQ and 11.5% YoY. The Bank also maintained the loan-to-value ratio at origination below 80%. Even though this is a low spread product, the profitability of this product has been rising recently. The loan spread of mortgages improved in the quarter as the Bank's bond spread over Chilean Central Bank decreased in the quarter. Collection of fire and earthquake mortgage fees also increased 8.1% QoQ, recovering from the slowdown in this product in the second half of 2018.

Middle-market loans grew 2.5% QoQ and 13.0% YoY with growth in the quarter still being driven by higher levels of investment in various economic sectors. **Loans to SMEs** increased 2.7% YoY and decreased 0.8% QoQ. The Bank continues to maintain a conservative stance regarding loan growth in this segment by focusing on larger, less risky SMEs that will generate *non-lending* revenues as well. **Loans in SCIB** decreased 5.4% in the quarter, leading to a YoY decrease of 15.7%. However SCIB's overall contribution to income increased 17.6% driven by client treasury revenues, reflecting our focus on profitability over market share in the SCIB segment. These business segments were also affected by a slow start in economic growth, especially in January and February. We expect a reactivation of loan demand in this segment in coming quarters in line with greater GDP growth.

Funding and Liquidity

Active management of funding costs to limit impact of rising rates and low inflation in 1Q19

Funding

		YTD		Change %	
(Ch$mn)	**1Q19**	**4Q18**	**1Q18**	**1Q19/1Q18**	**1Q19/4Q18**
Demand deposits	8,526,343	8,741,417	8,175,608	4.3%	(2.5%)
Time deposits	12,935,703	13,067,819	11,968,775	8.1%	(1.0%)
Total Deposits	**21,462,046**	**21,809,236**	**20,144,383**	**6.5%**	**(1.6%)**
Mutual Funds brokered[1]	5,816,654	5,576,243	5,386,643	8.0%	4.3%
Bonds	8,534,221	8,115,233	7,795,573	9.5%	5.2%
Adjusted loans to deposit ratio[2]	99.1%	98.0%	98.0%		
LCR[3]	125.8%	151.6%	125.0%		
NSFR[4]	108.8%	109.5%	108.8%		

1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited.
2. Ratio =(Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + demand deposits). The Bank's mortgage loans are mainly fixed-rate long-term loans that we mainly finance with matching long-term funding and not with short-term deposits. For this reason, to calculate this ratio, we subtract residential mortgage loans funded with long term bonds in the numerator of our ratio.
3. Liquidity Coverage Ratio calculated according to ECB rules. Chilean LCR as of March 2019 reached 126.9%.
4. Net Stable Funding Ratio calculated using internal methodology. Chilean ratios are still under construction.

In 1Q19, the Bank's funding strategy was centered on minimizing the impact of the lower inflation and higher short-term interest rate environment. The Bank's **total deposits** increased 6.5% YoY and decreased 1.6% QoQ in 1Q19. The QoQ decline in non-interest bearing **demand deposits** is seasonal as these deposits grow strongly in December, especially in the Corporate segments. In 1Q19, **time deposits** grew 8.1% YoY and decreased 1.0% QoQ. In the first quarter of 2019, the Central Bank raised the short term interest rate by 25bp to 3% despite a low inflationary environment. Therefore, the Bank focused on controlling the cost of funding, allowing the time deposit base to decrease, while ensuring healthy liquidity levels with the LCR ratio at 125.8% and the NSFR at 108.8% as of March 31, 2019.

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Santander

CLP Time Deposit Cost & Central Bank Rate Evolution


3.1%
3.2%
3.0%
3.0%
2.9%
2.9%
2.8%
2.5%
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Santander
Chile
BCI
Central Bank Rate

To compensate this decrease, the Bank successfully obtained funds through other instruments such as bonds. **Bonds** increased 9.5% YoY and 5.2% QoQ as the mortgage portfolio also grew strongly. As almost all of the Bank's mortgages are fixed real rate loans with an average duration (including the assumption of prepayment) of 7 years, the Bank finances these mortgages with longer-term bonds. The spread of our locally issued bonds over the Central Bank rates reached a historically low level in the period.

Spread BSAN Bonds YTD (UF)


0,70%
0,65%
0,60%
0,55%
0,50%
0,45%
0,40%
0,35%
0,30%
Spread 10Y
Spread 5Y
31-12-17
31-01-18
28-02-18
31-03-18
30-04-18
31-05-18
30-06-18
31-07-18
31-08-18
30-09-18
31-10-18
30-11-18
31-12-18
31-01-19
28-02-19
31-03-19

Mutual funds brokered grew 8.0% YoY and 4.3% QoQ as variable income funds performed well in the quarter.

11

Santander

Shareholders' equity and regulatory capital

Core capital at 10.8%. Payout set at 60% of 2018 earnings. Dividend yield of 3.7%

Equity

		YTD		Change %	
(Ch$mn)	Mar-19	Dec-18	Mar-18	Mar-19/Mar-18	Mar-18/Dec-18
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	1,923,022	1,923,022	1,781,818	7.9%	0.0%
Valuation adjustment	5,341	10,890	-4,348	(222.8%)	(51.0%)
Retained Earnings:					
Retained earnings prior periods	591,902	-	564,815	4.8%	--%
Income for the period	125,430	591,902	151,016	(16.9%)	(78.8%)
Provision for mandatory dividend	(215,200)	(177,571)	(214,749)	0.2%	21.2%
Equity attributable to equity holders of the Bank	**3,321,798**	**3,239,546**	**3,169,855**	**4.8%**	**2.5%**
Non-controlling interest	46,391	46,163	42,613	8.9%	0.5%
Total Equity	3,368,189	3,285,709	3,212,468	4.8%	2.5%
Quarterly ROAE	**15.3%**	**19.8%**	**19.4%**		
YTD ROAE	**15.3%**	**19.2%**	**19.4%**		

Shareholders' equity totaled Ch$3,321,798 million as of March 31, 2019 and grew 4.8% YoY. The Bank's ROAE[3] in 1Q19 was 15.3%, lower than previous quarters due to the lower inflation rate. With these levels of return on equity, during the quarter the Bank still generated 20bp of core capital due to its focus on profitability. The Bank's **core capital ratio**[4] was 10.8% and the total **BIS ratio**[5] was 13.6% as of March 31, 2019.

Risk weighted assets (RWA) increased 0.6% in 1Q19 compared to a growth of 2.5% in core shareholders' equity. Given expected loan growth this year and the investment plan for the year, the Bank's Board proposed the distribution of 60% of 2018 earnings as a dividend, which was approved by shareholders on April 23, 2019. The dividend yield, considering the record date in Chile on April 16, 2019, was 3.7%.

Capital Adequacy

		YTD		Change %	
(Ch$mn)	Mar-19	Dec-18	Mar-18	Mar-19/Mar-18	Mar-18/Dec-18
Tier I (Core Capital)	3,321,798	3,239,546	3,169,855	4.8%	2.5%
Tier II	861,633	862,119	820,002	5.1%	(0.1%)
Regulatory capital	**4,183,431**	**4,101,664**	**3,989,856**	**4.9%**	**2.0%**
Risk weighted assets	30,793,029	30,600,176	28,530,059	7.9%	0.6%
Tier I (Core Capital) ratio	**10.8%**	**10.6%**	**11.1%**		
BIS ratio	**13.6%**	**13.4%**	**14.0%**		

Section 5: Analysis of quarterly income statement

3. Return on average equity
4. Core Capital ratio = Shareholders' equity divided by Risk-weighted Assets (RWA) according to SBIF BIS I definitions.
5. BIS ratio: Regulatory capital divided by RWA.

12

Santander

Net interest income

Lower margin due to low inflation and rising interest rates

Net interest income/ Margin

	Quarter			Change %	
(Ch$mn)	1Q19	4Q18	1Q18	1Q19/1Q18	1Q19/4Q18
Net interest income	**322,701**	**357,601**	**346,715**	(6.9%)	(9.8%)
Average interest-earning assets	33,081,958	32,754,792	30,708,458	7.7%	1.0%
Average loans (including interbank)	30,462,954	30,190,154	27,979,005	8.9%	0.9%
Avg. net gap in inflation indexed (UF) instruments[1]	4,089,213	4,991,285	4,627,806	(11.6%)	(18.1%)
Interest earning asset yield[2]	5.6%	7.2%	6.9%		
Cost of funds[3]	1.7%	2.9%	2.5%		
Net interest margin (NIM)[4]	**3.9%**	**4.4%**	**4.5%**		
Quarterly inflation rate[5]	0.0%	0.8%	0.6%		
Central Bank reference rate	3.0%	2.75%	2.5%		

1. The average quarterly difference between assets and liabilities indexed to the Unidad de Fomento (UF), an inflation indexed unit.
2. Interest income divided by average interest earning assets.
3. Interest expense divided by sum of average interest bearing liabilities and demand deposits.
4. Annualized net interest income divided by average interest earning assets.
5. Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 1Q19, **Net interest income, NII,** decreased 6.9% compared to 1Q18 and 9.8% QoQ. The Bank's **NIM** in 1Q19 was 3.9%, lower than the 4.4% in 4Q18 and 4.5% in 1Q18.

The Bank has two major sensitivities in its balance sheet: (i) asset sensitive to inflation, since the Bank has more assets than liabilities linked to inflation and (ii) liability sensitivity to short-term rates, since the Bank's deposits are mainly denominated in nominal peso and have a shorter duration than interest earning assets. The variation of the UF[6] was 0.0% in the quarter compared to 0.8% in 4Q18 and 0.6% in 1Q18, and the Central Bank increased the monetary policy rate by 25bp. These two factors were the main reasons that the Bank's NIM contracted in 1Q19. The Bank in order to minimize this impact reduced the net gap in inflation by 18.1% QoQ and 11.6% YoY, as well as focusing on non-interest revenues.

As the year progresses, the acceleration of growth in higher yielding retail loans, the normalization of inflation rates, along with stable interest rates should help support margins at levels closer to 4.3%-4.4%. This outlook is subject to modifications depending on possible future rate hikes and changes to our inflation forecast.

6 UF or Unidad de Fomento, an inflation indexed unit used in Chile

13

Asset quality and provision for loan losses

Positive evolution of asset quality in the quarter

During the quarter provisions increased 1.2% compared to 1Q18 and 4.1% compared to 4Q18. **Cost of credit** in 1Q19 remained stable at 1.0% along with the **expected loan loss ratio** (Loan loss allowance over total loans) which remained at 2.6% in the quarter. The **impaired loan ratio** also remained stable at 5.9% and the **total NPL ratio** improved to 2.0% as of March 31, 2019. These figures reflect the Bank's strategy of growth in less risky segments. Including the effect of the additional provisions in 3Q18, the **total Coverage ratio** improved to 130.6% in the quarter.

By product, the evolution of provision for loan losses was as follows:

Provision for loan losses by product

	Quarter			Change %	
(Ch$mn)	1Q19	4Q18	1Q18	1Q19/1Q18	1Q19/4Q18
Consumer loans	(44,101)	(40,584)	(48,841)	(9.7%)	8.7%
Commercial loans[1]	(29,619)	(26,574)	(25,326)	17.0%	11.5%
Residential mortgage loans	(2,554)	(6,125)	(1,238)	106.3%	(58.3%)
Provision for loan losses	**(76,274)**	**(73,283)**	**(75,405)**	**1.2%**	**4.1%**

1. Includes provision for loan losses for contingent loans.

Provisions for loan losses for consumer loans increased 8.7% compared to 4Q18 and decreased 9.7% compared to 1Q18. Asset quality of consumer loans continued to improve with the **consumer NPL ratio** at 1.7% in 1Q19 compared to 1.8% in 4Q18 and the **impaired consumer loan ratio** at 5.5% compared to 5.6%. This improvement in asset quality comes as consumer loan growth has been driven by high income earners. **Coverage of consumer loans** (including the effect of the additional provisions in 3Q18) increased from 316.4% to 323.7% in the quarter.

Provisions for loan losses for commercial loans increased 11.5% compared to 4Q18 and 17.0% compared to 1Q18 with the commercial loan portfolio growing 6.0% YoY, driven mainly by the Middle-market segment. In the quarter there was a slight deterioration of asset quality with the **impaired commercial loan ratio** increasing from 6.8% in 4Q18 to 6.9% in 1Q19, however showing improvement compared to the 7.2% in 1Q18. This was mainly due to the contraction of loans in SCIB while riskier loans in the Middle-market and SME segment expanded. The **commercial NPL ratio** remained stable at 2.7% and **coverage of commercial loans** remained healthy at 115.8%.

Provisions for loan losses for residential mortgage loans amounted to Ch$2,554 million in 1Q19 as the mortgage loan portfolio grew 1.8% QoQ and 11.5% YoY. During the quarter asset quality improved with the **NPL ratio of mortgage loans** decreasing to 1.2% compared to 1.3% in 4Q18 and 1.8% in 1Q18 and the **impaired mortgage loan ratio** decreasing to 4.6% from 4.7% in 4Q18 and 5.1% in 1Q18. Also, the **coverage of mortgage loans** increased from 40.7% in 1Q18 to 49.5% in 1Q19. The focus on originating mortgage loans with a loan to value below 80% has been a key factor in maintaining healthy asset quality in this product.

14

Santander

Provision for loans losses and asset quality

	Quarter			Change %	
(Ch$mn)	1Q19	4Q18	1Q18	1Q19/1Q18	1Q19/4Q18
Gross provisions	(65,393)	(63,419)	(63,529)	2.9%	3.1%
Charge-offs[1]	(32,192)	(30,398)	(32,695)	(1.5%)	5.9%
Gross provisions and charge-offs	**(97,585)**	**(93,817)**	**(96,224)**	**1.4%**	**4.0%**
Loan loss recoveries	21,311	20,534	20,819	2.4%	3.8%
Provision for loan losses	**(76,274)**	**(73,283)**	**(75,405)**	**1.2%**	**4.1%**
Cost of credit[2]	**1.0%**	**1.0%**	**1.1%**	**(7.1%)**	**3.1%**
Total loans[3]	30,600,260	30,282,023	28,344,394	8.0%	1.1%
Total Loan loss allowances (LLAs)	(794,559)	(796,588)	(810,390)	(2.0%)	(0.3%)
Non-performing loans[4] (NPLs)	**623,467**	**631,652**	**659,347**	**(5.4%)**	**(1.3%)**
NPLs consumer loans	85,373	88,319	108,541	(21.3%)	(3.3%)
NPLs commercial loans	409,665	409,451	381,614	7.4%	0.1%
NPLs residential mortgage loans	128,429	133,882	169,192	(24.1%)	(4.1%)
Impaired loans[5]	**1,797,460**	**1,779,438**	**1,825,702**	**(1.5%)**	**1.0%**
Impaired consumer loans	268,467	274,595	312,948	(14.2%)	(2.2%)
Impaired commercial loans	1,054,114	1,032,178	1,035,616	1.8%	2.1%
Impaired residential mortgage loans	474,879	472,665	477,138	(0.5%)	0.5%
Expected loss ratio[6] (LLA / Total loans)	**2.6%**	**2.6%**	**2.9%**		
NPL / Total loans	**2.0%**	**2.1%**	**2.3%**		
NPL / consumer loans	1.7%	1.8%	2.4%		
NPL / commercial loans	2.7%	2.7%	2.6%		
NPL / residential mortgage loans	1.2%	1.3%	1.8%		
Impaired loans / total loans	**5.9%**	**5.9%**	**6.4%**		
Impaired consumer loan ratio	5.5%	5.6%	6.8%		
Impaired commercial loan ratio	6.9%	6.8%	7.2%		
Impaired mortgage loan ratio	4.6%	4.7%	5.1%		
Coverage of NPLs[7]	**130.6%**	**129.3%**	**122.9%**		
Coverage of NPLs non-mortgage[8]	151.7%	151.1%	151.3%		
Coverage of consumer NPLs[9]	323.7%	316.4%	255.5%		
Coverage of commercial NPLs	115.8%	115.5%	121.6%		
Coverage of mortgage NPLs	49.5%	48.0%	40.7%		

1.Charge-offs corresponds to the direct charge-offs and are net of the reversal of provisions already established on charged-off loans.
2. Annualized provision for loan losses / quarterly average total loans. Averages are calculated using monthly figures.
3. Includes interbank loans.
4. Total outstanding gross amount of loans with at least one installment 90 days or more overdue.
5. Include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C6 and, (ii) the carrying amount of all loans to an individual client with at least one NPL (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated.
6. LLA / Total loans. Measures the percentage of loans that banks must provision for given their internal models and the SBIF's guidelines.
7. LLA / NPLs. Adjusted to include the additional provision of Ch$20,000 million
8. LLA of commercial and consumer loans / NPLs of commercial and consumer loans. Adjusted to include the additional provision of Ch$20,000 million
9. LLA of consumer loans/consumer NPLs. Adjusted to include the additional provision of Ch$20,000 million

15

Santander

Net fee and commission income

Positive QoQ fee growth from business segments

In 1Q19, **fee income** increased 4.8% compared to 4Q18 and decreased 6.4% compared to 1Q18. On a YoY comparison fees decreased 6.8% due: (i) lower fees from the collection of insurance fees due to a change in methodology for estimating refund of insurance premiums collected, (ii) lower ATM fees due to the optimization plans underway in this product and (iii) a decrease in Corporate banking fees, which tend to be unsmooth, since they are deal driven.

These negative trends began to reverse and fee income grew 4.8% QoQ with a rise in fee income from all business segments as overall business activity continues to increase as well as further improvements in our client loyalty indicators.

Fee Income by Client Segment

	Quarter			Change %	
(Ch$mn)	1Q19	4Q18	1Q18	1Q19/1Q18	1Q19/4Q18
Retail banking[1]	57,166	55,157	59,178	(3.4%)	3.6%
Middle-market	9,914	9,298	9,081	9.2%	6.6%
SCIB[2]	7,584	7,371	10,495	(27.7%)	2.9%
Others	(3,989)	(4,388)	(3,260)	22.4%	(9.1%)
Total	**70,675**	**67,438**	**75,494**	**(6.4%)**	**4.8%**

1. Includes fees to individuals and SMEs.
2. Santander Corporate and Investment Banking

Fees in Retail banking increased 3.6% compared to 4Q18 and decreased 3.4% compared to 1Q18. The YoY decrease in retail banking fees was mainly due to lower collection of insurance fees due to a change in methodology for estimating refund of insurance premiums collected implemented in the second half of 2018 and lower ATM fees due to the optimization plans underway in this product. The negative trend from these two products began to reverse in 1Q19 with fees from collection increasing 8.1% QoQ and ATM fees rising 21.8% QoQ. During the quarter the Bank expanded the ATM network to better locations, which should improve profitability of these machines. At the same time, solid mortgage loan growth drove the QoQ recovery in collection fees.

Client loyalty continued to rise in retail banking with loyal individual customers (clients with >4 products plus minimum usage and profitability levels) in the High-income segment growing 8.4% YoY and loyal Mid-income earners growing 5.5% YoY. Credit card fees increased 9.8% QoQ, as clients continued increasing purchases with their cards. Commissions from insurance brokerage continue to be a strong source of commissions with growth from the brokerage of car, fraud and life insurance. Our strategy of focusing on SMEs that also generate higher non-interest revenue is also showing results with client loyalty and fees in the SME segment expanding in the quarter.

16

Santander

Loyal customers[1]

thousands


03M18
03M19
+8.4%
141
153
+5.5%
405
427
+9.1%
46
50
Loyal high income customers
Loyal middle income customers
Loyal SME + middle market customers

1. Loyal high income and middle income customers with 4 products plus a minimum profitability level and a minimum usage indicator, all differentiated by segment. SME + Middle-market cross-selling differentiated by client size using a point system that depends on number of products, usage of products and income net of risk.

Fees in the Middle-market increased 9.2% compared to 1Q18 and 6.6% compared to 4Q18. This is mainly due to greater business activity in this segment as seen with the strong loan growth in this segment along with an increase in customer loyalty, with Loyal Middle-market and SME clients growing 9.1% YoY. **Fees in SCIB** increased 2.9% compared to 4Q18 and decreased 27.7% compared to 1Q18. Fees in this segment are deal driven and in 1Q18 there was a strong increase in activity from Corporates due to the economic conditions that was not repeated in 1Q19. The strength of the Bank is providing value added non-lending services, such as cash management and financial advisory services should continue to drive fee income in SCIB.

By products, the evolution of fees was as follows:

Fee Income by Product

	Quarter			Change %	
(Ch$mn)	1Q19	4Q18	1Q18	1Q19/1Q18	1Q19/4Q18
Credit card fees	10,176	9,266	10,502	(3.1%)	9.8%
Debit & ATM card fees	4,434	3,640	4,720	(6.1%)	21.8%
Asset management	11,000	11,345	11,259	(2.3%)	(3.0%)
Insurance brokerage	11,021	11,303	8,941	23.3%	(2.5%)
Guarantees, pledges and other contingent op	8,732	8,640	8,137	7.3%	1.1%
Collection fees	8,348	7,721	8,927	(6.5%)	8.1%
Checking accounts	8,829	8,709	8,254	7.0%	1.4%
Brokerage and custody of securities	2,197	2,278	2,274	(3.4%)	(3.6%)
Other	5,938	4,536	12,480	(52.4%)	30.9%
Total fees	**70,675**	**67,438**	**75,494**	**(6.4%)**	**4.8%**

Total financial transactions, net

Positive client and non-client treasury results in the quarter

Results from Total financial transactions, net was a gain of Ch$38,845 million in 1Q19, an increase of 67.3% compared to 1Q18 and an increase of 8.6% compared to 4Q18. It is important to point out that the Bank does not run a significant foreign currency gap. The Bank's spot position in foreign currency is hedged with derivatives that are either considered trading derivatives or hedge accounting derivatives. Derivatives that are considered trading are

17

marked-to-market in net income from financial operations. Hedge accounting derivatives are mark-to-market together with the hedged item in net foreign exchange results. This distorts these line items, especially in periods of a strong appreciation or depreciation of the exchange rate.

Total financial transactions, net

	Quarter			Change %	
(Ch$mn)	1Q19	4Q18	1Q18	1Q19/1Q18	1Q19/4Q18
Net income (expense) from financial operations[1]	(168,510)	37,804	(27,174)	520.1%	(545.7%)
Net foreign exchange gain[2]	207,355	(2,034)	50,395	311.5%	(10294.4%)
Total financial transactions, net	**38,845**	**35,770**	**23,221**	**67.3%**	**8.6%**

1. These results include the realized gains of the Available for sale investment portfolio, realized and unrealized gains and interest revenue generated by Trading investments, gains or losses from the sale of charged-off loans and the realized gains (loss) or mark-to-market of derivatives.
2. The results recorded as Foreign exchange gain mainly include the translation gains or losses of assets and liabilities denominated in foreign currency as well as from our hedge accounting derivatives.

In order to understand more clearly these line items, we present them by business area in the following table:

Total financial transactions, net by business

	Quarter			Change %	
(Ch$mn)	1Q19	4Q18	1Q18	1Q19/1Q18	1Q19/4Q18
Client treasury services	30,252	34,413	17,750	70.4%	(12.1%)
Non-client treasury income[1]	8,592	1,357	5,471	57.0%	533.4%
Total financ. transactions, net	**38,845**	**35,770**	**23,221**	**67.3%**	**8.6%**

1. Non client treasury income. These results includes interest income and the mark-to-market of the Bank's trading portfolio, realized gains from the Bank's available for sale portfolio and other results from our Financial Management Division.

Client treasury services revenues reached a gain of Ch$30,252 million in the quarter, an increase of 70.4% compared to 1Q18 and a decrease of 12.1% compared to 4Q18. The movement of client treasury revenue, which usually makes up the bulk of our treasury income, reflects the demand on behalf of clients for treasury products, mainly for their hedging needs and market making. Demand for these products increased in the second half of 2018 and continued into the first quarter of 2019.

Non-client treasury totaled a gain of Ch$8,592 million in the quarter. The Bank's fixed income liquidity portfolio is mainly comprised of Chilean sovereign risk and U.S. treasuries. During 2018 rising long-term local and U.S. rates dampened non-client treasury results, however, in 2019 local medium and long term rates descended driving mark-to-market gains that partially offset the lower NIMs in the quarter.

Operating expenses and efficiency

3-year investment plan totaling US$380 million for 2019-2021

The Bank has announced a 3-year investment plan totaling US$380 million for 2019-2021 assigned for digital transformation, which includes expanding the transformation of branches with the target of 60 Work Cafés and other branch transformations for 2019, investment in cyber security (US$25 million for 2019) and to increase access

18

of unbanked clients to financial services mainly through digital transactional products.

In this regard, the Bank announced its intentions to enter the acquiring business in 2020 with the aim of significantly modernizing and expanding the access of SMEs to POS terminals. In 2Q19 the Bank will also launch a new prepaid card, Superdigital, which aims to give the unbanked population access to the digital economy, enabling them to make online purchases including subscription to platforms such as Spotify, Netflix, Uber etc. We calculate that 70% of small commerce in Chile do not have a POS and that 4 million people in the workforce do not have a credit card.

Operating expenses

	Quarter			Change %	
(Ch$mn)	1Q19	4Q18	1Q18	1Q19/1Q18	1Q19/4Q18
Personnel salaries and expenses	(94,557)	(99,872)	(89,516)	5.6%	(5.3%)
Administrative expenses	(59,336)	(62,009)	(62,155)	(4.5%)	(4.3%)
Depreciation & amortization	(26,163)	(21,542)	(19,180)	36.4%	21.5%
Operating expenses[1]	**(180,056)**	**(183,423)**	**(170,851)**	**5.4%**	**(1.8%)**
Impairment of property, plant and Equipment	-	-	(39)	(100.0%)	--%
Points of Sale	**380**	**380**	**379**	**0.3%**	**0.0%**
Standard	285	287	299	(4.7%)	(0.7%)
WorkCafé	43	40	22	95.5%	7.5%
Middle-market centers	7	7	7	0.0%	0.0%
Select	45	46	51	(11.8%)	(2.2%)
ATMs	**926**	**910**	**948**	**(2.3%)**	**1.8%**
Employees	**11,280**	**11,305**	**11,444**	**(1.4%)**	**(0.2%)**
Efficiency ratio[2]	**42.5%**	**40.0%**	**38.7%**	**-387bp**	**-251bp**
YTD Efficiency ratio[2]	**42.5%**	**40.0%**	**38.7%**	**-387bp**	**-253bp**
Volumes per branch (Ch$mn)[3]	137,006	137,082	127,939	7.1%	(0.1%)
Volumes per employee (Ch$mn)[4]	4,615	4,608	4,237	8.9%	0.2%
YTD Cost / Assets[5]	**1.8%**	**1.9%**	**1.9%**		

1. Excluding Impairment and Other operating expenses.
2. Efficiency ratio: Operating expenses excluding impairment and Other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus Other operating expenses.
3. Loans + deposits over branches (points of sale).
4. Loans + deposits over employees.
5. Operating expenses as defined in footnote 1 above, annualized / Total assets.

In 1Q19, operating expenses increased 5.4% YoY and decreased 1.8% QoQ with the Bank's **efficiency ratio** reaching 42.5% in 1Q19 compared to 38.7% in the same period of last year. The increase in the efficiency ratio is mainly due to a lower operating income in the period as well as the expense of various initiatives that the Bank has been implementing to improve productivity and efficiency through digitalization, higher severance costs and the Ch$500 million, net higher expenses due to the implementation of IFRS 16.

Personnel expenses decreased 5.3% QoQ and increased 5.6% YoY in 1Q19. The QOQ decrease in personnel expenses is seasonal due to the holiday period. The 5.3% YoY increase was mainly due to severance expenses. Total headcount decreased 0.2% QoQ and 1.4% YoY.

Administrative expenses decreased 4.3% QoQ and 4.5% YoY in 1Q19. This decrease was mainly due to an accounting change as the Bank adopted IFRS 16 which modified the presentation of our leases. The Bank rents around 75% of its branches and buildings. As of January 1, 2019, instead of recognizing an expense for rental of these properties, the Bank recognizes the associated amortization and depreciation. The impact of this change was Ch$7.3 billion lower administrative expense and Ch$7.8 billion higher depreciation and amortization expenses.

19

Santander

Furthermore we continue to spend on marketing, communications and technology developments as well as improvements to our branches, or points of sale, reaching a total of 43 Work Cafés by the end of the quarter. Also in 1Q19 we continued to pilot the Work Café 2.0 and the Select Private banking branch, building on the Work Café concept, in line with our plan to start increasing points of sale throughout the next few years. In 1Q19, we expanded our ATM network to 926, with the increase mainly within branches. Productivity per branch, measured as loans plus deposits over total points of sale improved 7.1% YoY.


Points of Sale
+0.3%
379
380
03M18
03M19


Productivity per Point of Sale
# of branches
+7.1%
127,939
137,006
03M18
03M19


Efficiency Ratio
Volumes1 per point of sale, Ch$mn
+387 bps
38.7%
42.5%
03M18
03M19

1. Volumes= Loans+ Deposits

Amortization expenses increased 21.5% QoQ mainly to the implementation of IFRS 16 previously mentioned which increased this expense by Ch$7.8 billion. Also this expense has increased due to the investment in software and digital banking the Bank is carrying out as part of our plan to improve productivity and efficiency as well as the depreciation of branches.

Other operating income, net & corporate tax

Other operating income, net, totaled a loss of Ch$9,009 million in 1Q19. Gross other operating income decreased 52.1% QoQ and 18.2% YoY due to less income from the sale of repossessed assets and lower reversal of non-credit provisions for contingencies.

Other operating income, net and corporate tax

	Quarter			Change %	
(Ch$mn)	**1Q19**	**4Q18**	**1Q18**	**1Q19/1Q18**	**1Q19/4Q18**
Other operating income	5,156	10,769	6,307	(18.2%)	(52.1%)
Other operating expenses	(14,165)	(13,474)	(9,921)	42.8%	5.1%
Other operating income, net	**(9,009)**	**(2,705)**	**(3,614)**	**(149.3%)**	**(233.0%)**
Income from investments in associates and other companies	923	(128)	825	11.9%	(821.1%)
Income tax expense	**(42,146)**	**(42,136)**	**(44,553)**	**(5.4%)**	**0.0%**
Effective income tax rate	**25.1%**	**20.9%**	**22.7%**		

20

Income tax expenses in 1Q19 totaled Ch$42,146 million, a decrease of 5.4% YoY. The effective tax rate in the quarter was 25.1% compared to 22.7% in 1Q18. This rise in the effective tax rate, despite an equal statutory rate, was mainly due to the lower inflation rate in the quarter. For tax purposes, our capital must be restated for CPI inflation, resulting in a tax loss. Since inflation in the quarter was approximately 0% we had minimal tax loss over capital from inflation in 1Q19. YTD Income Tax1 Change% (Ch$mn) Mar-19 Mar-18 Mar-19 / Mar-18 Net income before tax 167,805 196,346 (14.5%) Price level restatement of capital2 - (30,509) --% Net income before tax adjusted for price level restatement 167,805 165,837 1.2% Statutory Tax rate 27.0% 27.0% +0bp Income tax expense at Statutory rate (45,307) (44,776) 1.2% Tax benefits3 3,161 223 1317.5% Income tax (42,146) (44,553) (5.4%) Effective tax rate 25.1% 22.7% +242bp 1. This table is for informational purposes only. Please refer to note 13 in our financial statements for more details. 2. For tax purposes, capital is indexed to CPI inflation. The statutory tax rate is applied over net income before tax adjusted for price level restatement. 3. Mainly includes income tax credits from property taxes paid on leased assets as well as the impact from fluctuations in deferred tax assets and liabilities.   Section 6: Credit risk ratings During the quarter, the Bank obtained an A+ rating from JCR, one of Japan’s main rating agencies. This should help the Bank to continue diversifying its funding base in the Japanese market. International ratings The Bank has credit ratings from three leading international agencies. Moody’s Rating Standard and Poor’s Rating Bank Deposit A1/P-1 Long-term Foreign Issuer Credit A Baseline Credit Assessment A3 Long-term Local Issuer Credit A Adjusted Baseline Credit Assessment A3 Short-term Foreign Issuer Credit A-1 Senior Unsecured A1 Short-term Local Issuer Credit A-1 Commercial Paper P-1 Outlook Stable Outlook Stable

Fitch Rating JCR Rating Foreign Currency Long-term Debt A Foreign Currency Long-term Debt A+ Local Currency Long-term Debt A Outlook Stable Foreign Currency Short-term Debt F1 Local Currency Short-term Debt F1 A Viability rating Outlook Stable Local ratings Our local ratings are the following: Local ratings Fitch Ratings Feller Rate Shares 1CN1 1CN1 Short-term deposits N1+ N1+ Long-term deposits AAA AAA Mortgage finance bonds AAA AAA Senior bonds AAA AAA Subordinated bonds AA AA+

Santander

Section 7: Ownership Structure

As of March 31, 2019

Ownership Structure



Free float
33%
Santander
Group
67%

Average daily traded volumes 3M19

US$ million



17.8
10.2
7.6
3M19
NYSE
Santiago
Stock
Exchange

Total shareholder return

Santander ADR vs. SP500 (Base 100 = 12/31/2018)



BSAC US
SPX
120
115
110
105
100
95
90
85
114.6
100.4
31-Dec-18
10-Jan-19
20-Jan-19
30-Jan-19
9-Feb-19
19-Feb-19
1-Mar-19
11-Mar-19
21-Mar-19

Total shareholder return

Santander vs. IPSA Index (Base 100 = 12/31/2018)



IPSA
BSAN
110
105
100
95
90
103.0
99.0
31-Dec-18
10-Jan-19
20-Jan-19
30-Jan-19
9-Feb-19
19-Feb-19
1-Mar-19
11-Mar-19
21-Mar-19

Share Price

ADR Price (US$) 3M19

03/31/2019:	51.19
Maximum:	53.99
Minimum:	49.95

Local Share Price (Ch$) 3M19

03/31/2019:	29.75
Maximum:	32.62
Minimum:	29.16

Stock Information

Market Capitalization:	US$14,192 million
P/E 12month trailing*:	16.3x
P/BV (03/31/19)**:	2.9x
Dividend yield***:	3.7%

* Price as of March 31, 2019 / 12mth. earnings
** Price as of March 31, 2019/Book value as of 03/31/19
***Based on closing price on record date of last dividend payment

Dividends

Year paid	Ch$/share	% of previous year's earnings
2016	1.79	75%
2017	1.75	70%
2018	2.25	75%
2019	1.88	60%

23

Annex 1: Balance sheet Unaudited Balance Sheet Mar-19 Mar-19 Mar-18 Mar-19/Mar-18 US$Ths1 Ch$Million% Chg. Cash and deposits in banks 2,280,593 1,550,598 1,599,697 (3.1%) Cash items in process of collection 603,927 410,616 511,561 (19.7%) Trading investments 139,442 94,808 172,501 (45.0%) Investments under resale agreements 7,376 5,015 - --% Financial derivative contracts 4,387,684 2,983,230 2,000,057 49.2% Interbank loans, net 38,849 26,414 9,227 186.3% Loans and account receivables from customers, net 43,798,866 29,779,287 27,524,777 8.2% Available for sale investments 4,116,786 2,799,044 2,992,498 (6.5%) Held-to-maturity investments - - - --% Investments in associates and other companies 48,680 33,098 28,274 17.1% Intangible assets 93,103 63,302 62,458 1.4% Property, plant and equipment 295,764 201,093 232,626 (13.6%) Right of use assets 293,464 199,529 - --% Current taxes 14,995 10,195 6,756 50.9% Deferred taxes 613,202 416,922 372,665 11.9% Other assets 1,609,645 1,094,414 920,765 18.9% Total Assets 58,342,376 39,667,565 36,433,862 8.9% Deposits and other demand liabilities 12,540,399 8,526,343 8,175,608 4.3% Cash items in process of being cleared 405,487 275,695 354,046 (22.1%) Obligations under repurchase agreements 177,869 120,935 105,899 14.2% Time deposits and other time liabilities 19,025,611 12,935,703 11,968,775 8.1% Financial derivatives contracts 3,745,115 2,546,341 1,921,807 32.5% Interbank borrowings 2,551,607 1,734,863 1,322,512 31.2% Issued debt instruments 12,551,986 8,534,221 7,795,573 9.5% Other financial liabilities 317,511 215,879 243,684 (11.4%) Leasing contract obligations 227,735 154,839 - --% Current taxes - - - --% Deferred taxes 88,635 60,264 11,221 437.1% Provisions 502,747 341,823 339,901 0.6% Other liabilities 1,253,798 852,470 982,368 (13.2%) Total Liabilities 53,388,501 36,299,376 33,221,394 9.3% Equity Capital 1,310,913 891,303 891,303 0.0% Reserves 2,828,348 1,923,022 1,781,818 7.9% Valuation adjustments 7,855 5,341 (4,348) (222.8%) Retained Earnings: Retained earnings from prior years 870,559 591,902 564,815 4.8% Income for the period 184,480 125,430 151,016 (16.9%) Minus: Provision for mandatory dividends (316,512) (215,200) (214,749) 0.2% Total Shareholders' Equity 4,885,644 3,321,798 3,169,855 4.8% Non-controlling interest 68,231 46,391 42,613 8.9% Total Equity 4,953,875 3,368,189 3,212,468 4.8% Total Liabilities and Equity 58,342,376 39,667,565 36,433,862 8.9% 1. The exchange rate used to calculate the figures in dollars was Ch$679.91 / US$1   Annex 2: YTD income statements Unaudited YTD Income Statement Mar-19 Mar-19 Mar-18 Mar-19/Mar-18 US$Ths1 Ch$Million% Chg. Interest income 677,665 460,751 528,052 (12.7%) Interest expense (203,042) (138,050) (181,337) (23.9%) Net interest income 474,623 322,701 346,715 (6.9%) Fee and commission income 178,503 121,366 124,154 (2.2%) Fee and commission expense (74,555) (50,691) (48,660) 4.2% Net fee and commission income 103,948 70,675 75,494 (6.4%) Net income (expense) from financial operations (247,842) (168,510) (27,174) 520.1% Net foreign exchange gain 304,974 207,355 50,395 311.5% Total financial transactions, net 57,133 38,845 23,221 67.3% Other operating income 7,583 5,156 6,307 (18.2%) Net operating profit before provisions for loan losses 643,287 437,377 451,737 (3.2%) Provision for loan losses (112,182) (76,274) (75,405) 1.2% Net operating profit 531,104 361,103 376,332 (4.0%) Personnel salaries and expenses (139,073) (94,557) (89,516) 5.6% Administrative expenses (87,270) (59,336) (62,155) (4.5%) Depreciation and amortization (38,480) (26,163) (19,180) 36.4% Op. expenses excl. Impairment and Other operating expenses (264,823) (180,056) (170,851) 5.4% Impairment of property, plant and equipment - - (39) (100.0%) Other operating expenses (20,834) (14,165) (9,921) 42.8% Total operating expenses (285,657) (194,221) (180,811) 7.4% Operating income 245,447 166,882 195,521 (14.6%) Income from investments in associates and other companies 1,358 923 825 11.9% Income before tax 246,805 167,805 196,346 (14.5%) Income tax expense (61,988) (42,146) (44,553) (5.4%) Net income from ordinary activities 184,817 125,659 151,793 (17.2%) Net income discontinued operations - - - --% Net income attributable to: Non-controlling interest 337 229 777 (70.5%) Net income attributable to equity holders of the Bank 184,480 125,430 151,016 (16.9%) 1. The exchange rate used to calculate the figures in dollars was Ch$679.91 / US$1

 Annex 3: Quarterly income statements Unaudited Quarterly Income Statement 1Q19 1Q19 4Q18 1Q18 1Q19/1Q18 1Q19/4Q18 US$Ths1 Ch$Million% Chg. Interest income 677,665 460,751 587,413 528,052 (12.7%) (21.6%) Interest expense (203,042) (138,050) (229,812) (181,337) (23.9%) (39.9%) Net interest income 474,623 322,701 357,601 346,715 (6.9%) (9.8%) Fee and commission income 178,503 121,366 119,309 124,154 (2.2%) 1.7% Fee and commission expense (74,555) (50,691) (51,871) (48,660) 4.2% (2.3%) Net fee and commission income 103,948 70,675 67,438 75,494 (6.4%) 4.8% Net income (expense) from financial (247,842) (168,510) 37,804 (27,174) 520.1% (545.7%) operations Net foreign exchange gain 304,974 207,355 (2,034) 50,395 311.5% (10294.4%) Total financial transactions, net 57,133 38,845 35,770 23,221 67.3% 8.6% Other operating income 7,583 5,156 10,769 6,307 (18.2%) (52.1%) Net operating profit before provisions for 643,287 437,377 471,578 451,737 (3.2%) (7.3%) loan losses Provision for loan losses (112,182) (76,274) (73,283) (75,405) 1.2% 4.1% Net operating profit 531,104 361,103 398,295 376,332 (4.0%) (9.3%) Personnel salaries and expenses (139,073) (94,557) (99,872) (89,516) 5.6% (5.3%) Administrative expenses (87,270) (59,336) (62,009) (62,155) (4.5%) (4.3%) Depreciation and amortization (38,480) (26,163) (21,542) (19,180) 36.4% 21.5% Op. expenses excl. Impairment and Other (264,823) (180,056) (183,423) (170,851) 5.4% (1.8%) operating expenses Impairment of property, plant and - - - (39) (100.0%) --% equipment Other operating expenses (20,834) (14,165) (13,474) (9,921) 42.8% 5.1% Total operating expenses (285,657) (194,221) (196,897) (180,811) 7.4% (1.4%) Operating income 245,447 166,882 201,398 195,521 (14.6%) (17.1%) Income from investments in associates and 1,358 923 (128) 825 11.9% (821.1%) other companies Income before tax 246,805 167,805 201,270 196,346 (14.5%) (16.6%) Income tax expense (61,988) (42,146) (42,136) (44,553) (5.4%) 0.0% Net income from ordinary activities 184,817 125,659 159,134 151,793 (17.2%) (21.0%) Net income discontinued operations - - - - --% --% Net income attributable to: Non-controlling interest 337 229 2,490 777 (70.5%) (90.8%) Net income attributable to equity holders of 184,480 125,430 156,644 151,016 (16.9%) (19.9%) the Bank 1. The exchange rate used to calculate the figures in dollars was Ch$679.91 / US$1   Annex 4: Quarterly evolution of main ratios and other information (Ch$millions) 1Q18 2Q18 3Q18 4Q18 1Q19 Loans Consumer loans 4,595,908 4,641,646 4,684,343 4,876,289 4,920,318 Residential mortgage loans 9,269,711 9,523,157 9,817,591 10,150,981 10,335,335 Commercial loans 14,469,530 15,039,330 15,456,250 15,239,659 15,318,141 Interbank loans 9,245 29,795 14,335 15,094 26,466 Total loans (including interbank) 28,344,394 29,233,928 29,972,519 30,282,023 30,600,260 Allowance for loan losses (810,390) (805,071) (804,885) (796,588) (794,559) Total loans, net of allowances 27,534,004 28,428,857 29,167,634 29,485,435 29,805,701 Deposits Demand deposits 8,175,608 8,127,758 7,984,243 8,741,417 8,526,343 Time deposits 11,968,775 12,681,594 12,777,365 13,067,819 12,935,703 Total deposits 20,144,383 20,809,352 20,761,608 21,809,236 21,462,046 Mutual funds (Off balance sheet) 5,386,643 5,557,027 5,543,748 5,576,243 5,816,654 Total customer funds 25,531,026 26,366,379 26,305,356 27,385,479 27,278,700 Loans / Deposits1 98.0% 98.1% 101.1% 98.0% 99.1% Average balances Avg. interest earning assets 30,708,458 31,754,813 32,234,857 32,754,792 33,081,958 Avg. Loans 27,979,005 28,824,294 29,615,916 30,190,154 30,462,954 Avg. assets 36,259,035 37,005,082 37,953,289 38,829,385 39,248,008 Avg. demand deposits 7,833,062 8,295,853 8,042,486 8,280,556 8,558,691 Avg equity 3,117,571 3,021,163 3,044,807 3,159,565 3,275,418 Avg. free funds 10,950,633 11,317,016 11,087,293 11,440,120 11,834,109 Capitalization Risk weighted assets 28,530,059 29,945,320 30,274,655 30,600,176 30,793,029 Tier I (Shareholders' equity) 3,169,855 2,999,879 3,085,775 3,239,546 3,321,798 Tier II 820,002 827,024 852,690 862,119 861,633 Regulatory capital 3,989,856 3,826,903 3,938,465 4,101,664 4,183,431 Tier I ratio 11.1% 10.0% 10.2% 10.6% 10.8% BIS ratio 14.0% 12.8% 13.0% 13.4% 13.6% Profitability & Efficiency Net interest margin (NIM)2 4.5% 4.5% 4.4% 4.4% 3.9% Efficiency ratio3 38.7% 40.5% 40.8% 40.0% 42.5% Costs / assets4 1.9% 2.0% 1.9% 1.9% 1.8% Avg. Demand deposits / interest earning assets 25.5% 26.1% 24.9% 25.3% 25.9% Return on avg. equity 19.4% 20.5% 17.0% 19.8% 15.3% Return on avg. assets 1.7% 1.7% 1.4% 1.6% 1.3% Return on RWA 2.1% 2.1% 1.7% 2.1% 1.7%

Santander

Annex 3: Quarterly income statements

Unaudited Quarterly Income Statement

	1Q19	1Q19	4Q18	1Q18	1Q19/1Q18	1Q19/4Q18
	US$ Ths[1]		Ch$ Million		% Chg.	
Interest income	677,665	460,751	587,413	528,052	(12.7%)	(21.6%)
Interest expense	(203,042)	(138,050)	(229,812)	(181,337)	(23.9%)	(39.9%)
Net interest income	**474,623**	**322,701**	**357,601**	**346,715**	**(6.9%)**	**(9.8%)**
Fee and commission income	178,503	121,366	119,309	124,154	(2.2%)	1.7%
Fee and commission expense	(74,555)	(50,691)	(51,871)	(48,660)	4.2%	(2.3%)
Net fee and commission income	**103,948**	**70,675**	**67,438**	**75,494**	**(6.4%)**	**4.8%**
Net income (expense) from financial operations	(247,842)	(168,510)	37,804	(27,174)	520.1%	(545.7%)
Net foreign exchange gain	304,974	207,355	(2,034)	50,395	311.5%	(10294.4%)
Total financial transactions, net	**57,133**	**38,845**	**35,770**	**23,221**	**67.3%**	**8.6%**
Other operating income	7,583	5,156	10,769	6,307	(18.2%)	(52.1%)
Net operating profit before provisions for loan losses	**643,287**	**437,377**	**471,578**	**451,737**	**(3.2%)**	**(7.3%)**
Provision for loan losses	**(112,182)**	**(76,274)**	**(73,283)**	**(75,405)**	**1.2%**	**4.1%**
Net operating profit	**531,104**	**361,103**	**398,295**	**376,332**	**(4.0%)**	**(9.3%)**
Personnel salaries and expenses	(139,073)	(94,557)	(99,872)	(89,516)	5.6%	(5.3%)
Administrative expenses	(87,270)	(59,336)	(62,009)	(62,155)	(4.5%)	(4.3%)
Depreciation and amortization	(38,480)	(26,163)	(21,542)	(19,180)	36.4%	21.5%
Op. expenses excl. Impairment and Other operating expenses	**(264,823)**	**(180,056)**	**(183,423)**	**(170,851)**	**5.4%**	**(1.8%)**
Impairment of property, plant and equipment	-	-	-	(39)	(100.0%)	--%
Other operating expenses	(20,834)	(14,165)	(13,474)	(9,921)	42.8%	5.1%
Total operating expenses	**(285,657)**	**(194,221)**	**(196,897)**	**(180,811)**	**7.4%**	**(1.4%)**
Operating income	**245,447**	**166,882**	**201,398**	**195,521**	**(14.6%)**	**(17.1%)**
Income from investments in associates and other companies	1,358	923	(128)	825	11.9%	(821.1%)
Income before tax	**246,805**	**167,805**	**201,270**	**196,346**	**(14.5%)**	**(16.6%)**
Income tax expense	(61,988)	(42,146)	(42,136)	(44,553)	(5.4%)	0.0%
Net income from ordinary activities	**184,817**	**125,659**	**159,134**	**151,793**	**(17.2%)**	**(21.0%)**
Net income discontinued operations	-	-	-	-	--%	--%
Net income attributable to:						
Non-controlling interest	337	229	2,490	777	(70.5%)	(90.8%)
Net income attributable to equity holders of the Bank	**184,480**	**125,430**	**156,644**	**151,016**	**(16.9%)**	**(19.9%)**

1. The exchange rate used to calculate the figures in dollars was Ch$679.91 / US$1

26

Santander

Annex 4: Quarterly evolution of main ratios and other information

(Ch$ millions)	1Q18	2Q18	3Q18	4Q18	1Q19
Loans					
Consumer loans	4,595,908	4,641,646	4,684,343	4,876,289	4,920,318
Residential mortgage loans	9,269,711	9,523,157	9,817,591	10,150,981	10,335,335
Commercial loans	14,469,530	15,039,330	15,456,250	15,239,659	15,318,141
Interbank loans	9,245	29,795	14,335	15,094	26,466
Total loans (including interbank)	**28,344,394**	**29,233,928**	**29,972,519**	**30,282,023**	**30,600,260**
Allowance for loan losses	(810,390)	(805,071)	(804,885)	(796,588)	(794,559)
Total loans, net of allowances	**27,534,004**	**28,428,857**	**29,167,634**	**29,485,435**	**29,805,701**
Deposits					
Demand deposits	8,175,608	8,127,758	7,984,243	8,741,417	8,526,343
Time deposits	11,968,775	12,681,594	12,777,365	13,067,819	12,935,703
Total deposits	**20,144,383**	**20,809,352**	**20,761,608**	**21,809,236**	**21,462,046**
Mutual funds (Off balance sheet)	5,386,643	5,557,027	5,543,748	5,576,243	5,816,654
Total customer funds	**25,531,026**	**26,366,379**	**26,305,356**	**27,385,479**	**27,278,700**
Loans / Deposits[1]	**98.0%**	**98.1%**	**101.1%**	**98.0%**	**99.1%**
Average balances					
Avg. interest earning assets	30,708,458	31,754,813	32,234,857	32,754,792	33,081,958
Avg. Loans	27,979,005	28,824,294	29,615,916	30,190,154	30,462,954
Avg. assets	36,259,035	37,005,082	37,953,289	38,829,385	39,248,008
Avg. demand deposits	7,833,062	8,295,853	8,042,486	8,280,556	8,558,691
Avg equity	3,117,571	3,021,163	3,044,807	3,159,565	3,275,418
Avg. free funds	10,950,633	11,317,016	11,087,293	11,440,120	11,834,109
Capitalization					
Risk weighted assets	28,530,059	29,945,320	30,274,655	30,600,176	30,793,029
Tier I (Shareholders' equity)	3,169,855	2,999,879	3,085,775	3,239,546	3,321,798
Tier II	820,002	827,024	852,690	862,119	861,633
Regulatory capital	3,989,856	3,826,903	3,938,465	4,101,664	4,183,431
Tier I ratio	11.1%	10.0%	10.2%	10.6%	10.8%
BIS ratio	14.0%	12.8%	13.0%	13.4%	13.6%
Profitability & Efficiency					
Net interest margin (NIM)[2]	**4.5%**	**4.5%**	**4.4%**	**4.4%**	**3.9%**
Efficiency ratio[3]	38.7%	40.5%	40.8%	40.0%	42.5%
Costs / assets[4]	1.9%	2.0%	1.9%	1.9%	1.8%
Avg. Demand deposits / interest earning assets	25.5%	26.1%	24.9%	25.3%	25.9%
Return on avg. equity	**19.4%**	**20.5%**	**17.0%**	**19.8%**	**15.3%**
Return on avg. assets	1.7%	1.7%	1.4%	1.6%	1.3%
Return on RWA	2.1%	2.1%	1.7%	2.1%	1.7%

27

(Ch$ millions)	1Q18	2Q18	3Q18	4Q18	1Q19
Asset quality					
Impaired loans[5]	**1,825,702**	**1,803,077**	**1,796,005**	**1,779,438**	**1,797,460**
Non-performing loans (NPLs)[6]	**659,347**	**650,007**	**661,365**	**631,652**	**623,467**
Past due loans[7]	352,363	363,124	378,280	390,823	388,316
Loan loss reserves	(810,390)	(805,071)	(804,885)	(796,588)	(794,559)
Impaired loans / total loans	6.4%	6.2%	6.0%	5.9%	5.9%
NPLs / total loans	2.3%	2.2%	2.2%	2.1%	2.0%
PDL / total loans	1.2%	1.2%	1.3%	1.3%	1.3%
Coverage of NPLs (Loan loss allowance / NPLs)	122.9%	123.9%	121.7%	126.1%	127.4%
Coverage of PDLs (Loan loss allowance / PDLs)	230.0%	221.7%	212.8%	203.8%	204.6%
Risk index (Loan loss allowances / Loans)[8]	2.9%	2.8%	2.7%	2.6%	2.6%
Cost of credit (prov expense annualized / avg. loans)	1.1%	1.1%	1.3%	1.0%	1.0%
Network					
Branches	**379**	**376**	**377**	**380**	**380**
ATMs	948	1,001	769	910	926
Employees	11,444	11,453	11,439	11,305	11,280
Market information (period-end)					
Net income per share (Ch$)	**0.80**	**0.82**	**0.69**	**0.83**	**0.67**
Net income per ADR (US$)	**0.53**	**0.50**	**0.42**	**0.48**	**0.39**
Stock price	50.88	51.27	52.63	51.69	51.19
ADR price	33.51	31.43	31.98	29.9	29.75
Market capitalization (US$mn)	15,855	14,435	15,066	14,047	14,016
Shares outstanding	188,446	188,446	188,446	188,446	188,446
ADRs (1 ADR = 400 shares)	471	471	471	471	471
Other Data					
Quarterly inflation rate[9]	0.6%	0.7%	0.7%	0.8%	0.0%
Central Bank monetary policy reference rate (nominal)	2.50%	2.50%	2.50%	2.75%	3.00%
Observed Exchange rate (Ch$/US$) (period-end)	604.67	653.90	656.74	697.76	679.91

1. Ratio =(Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + Demand deposits)
2. NIM = Net interest income annualized divided by interest earning assets
3. Efficiency ratio =(Net interest income+ Net fee and commission income +Financial transactions net + Other operating income +Other operating expenses) divided by (Personnel expenses + Administrative expenses + Depreciation). Excludes impairment charges
4. Costs / assets = (Personnel expenses + Adm. Expenses + depreciation) / Total assets
5. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.
6. Capital + future interest of all loans with one installment 90 days or more overdue.
7. Total installments plus lines of credit more than 90 days overdue.
8. Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of risk index.
9. Calculated using the variation of the Unidad de Fomento (UF) in the period.

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